SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CA, Inc.

(Name of Issuer)

Common Stock par value $0.10 per share

(Title of Class of Securities)

12673P105

(CUSIP Number)

Elizabeth Keeley

Taconic Capital Advisors LP

450 Park Avenue, 9th Floor

New York, NY 10022

(212) 209-3119

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12673P105	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS TACONIC CAPITAL ADVISORS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 25,350,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 25,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.14% based on 493,391,769 shares outstanding.[1]
14	TYPE OF REPORTING PERSON IA

[1]	As of October 20, 2011, according to Issuer’s Quarterly Report on Form 10-Q/A filed by Issuer with the Securities and Exchange Commission on October 28, 2011.

SCHEDULE 13D

CUSIP No. 12673P105	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS TACONIC CAPITAL ADVISORS UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND AND WALES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 25,350,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 25,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.14% based on 493,391,769 shares outstanding.[1]
14	TYPE OF REPORTING PERSON IA

[1]	As of October 20, 2011, according to Issuer’s Quarterly Report on Form 10-Q/A filed by Issuer with the Securities and Exchange Commission on October 28, 2011.

SCHEDULE 13D

CUSIP No. 12673P105	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS TACONIC ASSOCIATES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 25,350,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 25,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.14% based on 493,391,769 shares outstanding.[1]
14	TYPE OF REPORTING PERSON OO

[1]	As of October 20, 2011, according to Issuer’s Quarterly Report on Form 10-Q/A filed by Issuer with the Securities and Exchange Commission on October 28, 2011.

SCHEDULE 13D

CUSIP No. 12673P105	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS KENNETH D. BRODY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 25,350,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 25,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.14% based on 493,391,769 shares outstanding.[1]
14	TYPE OF REPORTING PERSON IN

[1]	As of October 20, 2011, according to Issuer’s Quarterly Report on Form 10-Q/A filed by Issuer with the Securities and Exchange Commission on October 28, 2011.

SCHEDULE 13D

CUSIP No. 12673P105	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS FRANK P. BROSENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 25,350,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 25,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.14% based on 493,391,769 shares outstanding.[1]
14	TYPE OF REPORTING PERSON IN

[1]	As of October 20, 2011, according to Issuer’s Quarterly Report on Form 10-Q/A filed by Issuer with the Securities and Exchange Commission on October 28, 2011.

SCHEDULE 13D

CUSIP No. 12673P105	Page 7 of 16 Pages

Item 1. Security and Issuer

The class of equity securities to which this statement relates is Common Stock, par value $0.10 per share (the “Common Stock” or the “Shares”), of CA, Inc. a Delaware corporation (the “Company” or the “Issuer”). The address of the principal executive offices of the Issuer is One CA Plaza, Islandia, New York 11749.

Item 2. Identity and Background

(a) - (c)

This Statement is being filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	Taconic Capital Advisors L.P., a Delaware limited partnership (“Taconic Advisors”);

ii)	Taconic Capital Advisors UK LLP, a United Kingdom limited liability partnership (“Taconic Advisors UK”);

iii)	Taconic Associates LLC, a Delaware limited liability company (“Taconic Associates”);

iv)	Kenneth D. Brody, a citizen of the United States of America (“Mr. Brody”); and

v)	Frank P. Brosens, a citizen of the United States of America (“Mr. Brosens”).

This Statement relates to the Shares held for the accounts of Taconic Opportunity Fund L.P. (“TOP”), a Delaware limited partnership, Taconic Opportunity Fund II L.P. (“TOP II”), a Delaware limited partnership, and Taconic Opportunity Master Fund L.P. (“TOMF”), a Cayman Islands exempted limited partnership. Taconic Advisors and Taconic Advisors UK serve as the investment managers to TOP, TOP II and TOMF (collectively, the “Taconic Funds”). Taconic Capital Performance Partners LLC (“Taconic Partners”) serves as the general partner to Taconic Advisors. Taconic Capital Services UK Limited (“Taconic Capital Services”) serves as the managing member of Taconic Advisors UK. Taconic Associates serves as the general partner to TOP, TOP II and TOMF. Mr. Brody is a principal of Taconic Advisors, a director of Taconic Capital Services, and a manager of Taconic Partners and Taconic Associates. Mr. Brosens is a principal of Taconic Advisors, a director of Taconic Capital Services, and a manager of Taconic Partners and Taconic Associates. In such capacity, Mr. Brody and Mr. Brosens may be deemed to have voting and dispositive power over the Common Stock held for the Taconic Funds.

The address of the principal business office of each of Taconic Advisors, Taconic Associates, Mr. Brody and Mr. Brosens is c/o Taconic Capital Advisors L.P., 450 Park Avenue, 9th Floor, New York, NY 10022.

The address of the principal business office of Taconic Advisors UK is 55 Grosvenor Street, London W1K 3HY, United Kingdom.

SCHEDULE 13D

CUSIP No. 12673P105	Page 8 of 16 Pages

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons who is an individual is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired with funds of approximately $563,543,686.00 (including brokerage commissions) for the accounts of the Taconic Funds. The source of funds used by the Reporting Persons for the purchase of the Shares listed in Item 5 was the working capital of the Taconic Funds: (i) approximately $166,239,528.00 of working capital of TOP, (ii) approximately $62,970,614.00 of working capital of TOP II and (iii) approximately $334,333,544.00 of working capital of TOMF. Working capital of each Taconic Fund was provided by capital contributions of the partners and internally generated funds of such Taconic Fund.

The Shares held for each Taconic Fund may be held through margin accounts maintained with brokers, which extend credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such firms’ credit policies. The positions may be held in margin accounts that are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4. Purpose of Transaction

The Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired for the accounts of the Taconic Funds for investment purposes as the Reporting Persons believe they are currently undervalued and thus represent an attractive investment opportunity.

The Reporting Persons believe the Company’s management and board of directors could immediately implement actions that would result in a significant increase in the value of its common stock including: (i) increasing the amount of cash returned to shareholders, (ii) implementing an efficient capital structure and (iii) elevating profit margins in its Enterprise Solutions business segment to appropriate levels. The Reporting Persons recognize management’s recent efforts to begin addressing these issues but they emphasize the importance of taking substantial and timely action in pursuit of these objectives. Additionally, in order to align appropriately management and shareholder incentives, the Reporting Persons believe the Company’s board of directors should implement a senior management compensation structure that is based primarily on total shareholder returns rather than the current structure’s emphasis on absolute growth metrics.

The Reporting Persons have had and intend to continue to have discussions with the Company’s management and the board of directors relating to, among other things, the Company’s business strategy, operations, capital allocation and management compensation structure. In addition, the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Company.

SCHEDULE 13D

CUSIP No. 12673P105	Page 9 of 16 Pages

Except as set forth herein, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons review their beneficial ownership in the Shares on an ongoing basis. The Reporting Persons reserve the right to acquire, or cause to be acquired, either separately or together with other persons, additional securities of the Company or derivatives or other instruments related thereto, to dispose of, or cause to be disposed of, such securities, derivatives or other instruments at any time and to formulate other purposes, plans or proposals regarding the Company or any of its securities, including plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the market for the Shares, the Company’s then prospects, market conditions or other factors deemed relevant from time to time.

Item 5. Interest in Securities of Issuer

(a)–(b)

The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as of the date of the filing of this Schedule 13D. All percentages below are determined using a denominator of 493,391,769 shares of Common Stock issued and outstanding as of October 20, 2011, according to Issuer’s Quarterly Report on Form 10-Q/A filed by Issuer with the Securities and Exchange Commission on October 28, 2011.

Name of Reporting Person	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Outstanding Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Taconic Advisors	25,350,000	5.14%	—	25,350,000	—	25,350,000
Taconic Advisors UK	25,350,000	5.14%	—	25,350,000	—	25,350,000
Taconic Associates	25,350,000	5.14%	—	25,350,000	—	25,350,000
Mr. Brody	25,350,000	5.14%	—	25,350,000	—	25,350,000
Mr. Brosens	25,350,000	5.14%	—	25,350,000	—	25,350,000

Each of Taconic Advisors, Taconic Advisors UK, Taconic Associates, Mr. Brody and Mr. Brosens may be deemed to be the beneficial owner of 25,350,000 Shares (approximately 5.14% of the total number of Shares outstanding). This amount consists of 25,350,000 Shares held for the account of the Taconic Funds: (i) approximately 7,493,980 Shares held for the account of TOP, (ii) approximately 2,897,700 Shares held for the account of TOP II, and (iii) approximately 14,958,320 Shares held for the account of TOMF.

(c)

Information concerning transactions in the Shares during the past sixty days by the Reporting Persons is set forth in Schedule I hereto and is incorporated herein by reference.

(d)

No person other than the Reporting Persons and the Taconic Funds has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Shares deemed to be beneficially owned by the Reporting Persons.

(e)

Not applicable.

SCHEDULE 13D

CUSIP No. 12673P105	Page 10 of 16 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons do not have any contracts, agreements, understandings or relationships (legal or otherwise) among themselves, or between themselves and any person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 12673P105	Page 11 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TACONIC CAPITAL ADVISORS L.P.

Date: January 11, 2012	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Principal

TACONIC CAPITAL ADVISORS UK LLP

Date: January 11, 2012	By: TACONIC CAPITAL SERVICES UK LIMITED, its managing member

By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Director

By:	/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Director

TACONIC ASSOCIATES LLC

Date: January 11, 2012	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Manager

	By:	/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

SCHEDULE 13D

CUSIP No. 12673P105	Page 12 of 16 Pages

Date: January 11, 2012	KENNETH D. BRODY

	By:	/s/ Kenneth D. Brody

Date: January 11, 2012	FRANK P. BROSENS

	By:	/s/ Frank P. Brosens

SCHEDULE 13D

CUSIP No. 12673P105	Page 13 of 16 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement, dated January 11, 2012 by and among Taconic Advisors, Taconic Advisors UK, Taconic Associates, Mr. Brody and Mr. Brosens.	14

SCHEDULE 13D

CUSIP No. 12673P105	Page 14 of 16 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Shares of CA, Inc. dated as of January 11, 2012 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: January 11, 2012	TACONIC CAPITAL ADVISORS L.P.

	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Principal

Date: January 11, 2012	TACONIC CAPITAL ADVISORS UK LLP

By: TACONIC CAPITAL SERVICES UK LIMITED, its managing member

By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Director

By:	/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Director

Date: January 11, 2012	TACONIC ASSOCIATES LLC

	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Manager

	By:	/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

SCHEDULE 13D

CUSIP No. 12673P105	Page 15 of 16 Pages

Date: January 11, 2012	KENNETH D. BRODY

	By:	/s/ Kenneth D. Brody

Date: January 11, 2012	FRANK P. BROSENS

	By:	/s/ Frank P. Brosens

SCHEDULE 13D

CUSIP No. 12673P105	Page 16 of 16 Pages

SCHEDULE I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE ACCOUNTS

Unless otherwise indicated, each of the transactions described below was effected for cash on the Nasdaq Global Select Market.

Date	Purchase/Sale	Number of Shares	Price per Share
1/6/12	Purchase	50,000	$20.5451
1/6/12	Purchase	100,000	$20.5920
1/9/12	Purchase	200,000	$20.6578
1/10/12	Purchase	150,000	$20.9647
1/10/12	Purchase	150,000	$20.9519

In addition, on January 3, 2012, certain of the Taconic Funds effected internal transfers of 160,550 Shares (in the aggregate) between Taconic Funds at a price per share of $20.215 per Share (the Nasdaq Global Select Market closing price on December 30, 2011).